Filed Pursuant to Rule 424(b)(2)
Registration No. 333-108562

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 19, 2003)

Eastman Kodak Company

$500,000,000 7.25% Senior Notes due 2013

The 7.25% Senior Notes due 2013, which we refer to as the “notes”, will mature on November 15, 2013 and will bear interest at the rate of 7.25% per year. Interest on the notes will be payable semi-annually on May 15 and November 15, beginning on May 15, 2004.

The notes are not redeemable at our option or repayable at the option of any holder prior to maturity. The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Concurrently with this offering, we are also making a private placement to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, of $500,000,000 aggregate principal amount of our 3.375% Convertible Senior Notes due 2033 ($575,000,000 if the initial purchasers of the convertible senior notes exercise in full their option to purchase additional convertible senior notes). Neither of these offerings is conditioned upon the closing of the other offering.

Investing in the notes involves certain risks that are described in the “ Risk Factors” section beginning on page S-10 of this prospectus supplement.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Company
Per Note	99.879%	0.650%	99.229%
Total	$499,395,000	$3,250,000	$496,145,000

(1)	Plus accrued interest, if any, from October 10, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that the notes will be ready for delivery in book-entry form through The Depository Trust Company, Clearstream Luxembourg or Euroclear on or about October 10, 2003.

Citigroup	Lehman Brothers

BNP PARIBAS

Deutsche Bank Securities

HSBC

Morgan Stanley

Scotia Capital

October 7, 2003

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are only offering these notes in jurisdictions where the offer is permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the notes described in this prospectus supplement or an offer to sell or a solicitation of an offer to buy any of the notes offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

In this prospectus supplement and the accompanying prospectus, the “Company”, “we”, “us”, and “our” refer to Eastman Kodak Company.

SUMMARY OF INFORMATION

The following summary highlights selected information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. The summary does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should carefully read the summary together with the more detailed information that is contained and incorporated by reference in the rest of this prospectus supplement and in the accompanying prospectus.

THE COMPANY

We are engaged primarily in developing, manufacturing and marketing traditional and digital imaging products, services and solutions for consumers, professionals, healthcare providers, the entertainment industry and other commercial customers. We are the leader in helping people take, share, enhance, preserve, print and enjoy images — for memories, for information, and for entertainment.

We are a major participant in infoimaging — a $385 billion industry composed of devices (digital cameras and personal data assistants (PDAs)), infrastructure (online networks and delivery systems for images) and services and media (software, film and paper) enabling people to access, analyze and print images. We harness our technology, market reach and a host of industry partnerships to provide innovative products and services for customers who need the information-rich content that images contain.

Our traditional products and services are sold directly to retailers and through distributors throughout the world. A significant portion of our digital equipment and solutions is sold direct to end-users with the balance sold through original equipment manufacturers (OEMs). We have approximately 70,000 employees worldwide and have major manufacturing plants in the United States, Canada, Mexico, Brazil, England, France, Australia and China.

Reportable Segments

Photography Segment (68% of Revenues for the Six-Month Period Ended June 30, 2003)

Our Photography segment includes traditional and digital product offerings for consumers, professional photographers and the entertainment industry. This segment combines traditional and digital photography and photographic services in all its forms — consumer, advanced amateur, and professional. We manufacture and market various components of these systems, including films (consumer, professional and motion picture), photographic papers, processing services, photofinishing equipment, photographic chemicals and cameras (including one-time-use and digital). We have also developed products that bridge traditional silver halide and digital products. Product and service offerings include kiosks and scanning systems to digitize and enhance images, digital media for storing images and a network for transmitting images. In addition, other digitization options have been created to stimulate more pictures in use, adding to the consumption of film and paper. These products serve amateur photographers, as well as professional, motion picture and television customers.

Health Imaging Segment (19% of Revenues for the Six-Month Period Ended June 30, 2003)

Analog and digital products and services of our Health Imaging segment enable healthcare customers (e.g., hospitals, imaging centers, etc.) to capture, process, integrate, archive and display images and information in a variety of forms. These products and services provide intelligent decision support through the entire patient pathway from research to detection to diagnosis to treatment. Our Health Imaging segment also provides products and services that help customers improve workflow and productivity in their facilities, which in turn helps them enhance the quality and productivity of healthcare delivery.

Traditional products of our Health Imaging segment include analog medical films, chemicals, and processing equipment, and our history has both made us a leader in this area and has served as the foundation for building our important digital imaging business. Health Imaging provides digital medical imaging and information products, systems and solutions, including digital print films, laser imagers, computed and digital radiography systems, Picture Archiving and Communications Systems (PACS) and Radiology Information Systems (RIS). Our Health Imaging segment serves the general radiology market and specialty health markets, including dental, mammography and oncology. We are the world leader in dental x-ray film, and with our announced acquisition of PracticeWorks, Inc., we will be positioned to offer choices within a full spectrum of dental imaging products — traditional and digital — and services providing innovative information technology to dental professionals. This segment also provides molecular imaging for the biotechnology research market.

Commercial Imaging Segment (12% of Revenues for the Six-Month Period Ended June 30, 2003)

Our Commercial Imaging segment encompasses our business of providing imaging capture and solutions, analysis, printing and archiving, both to businesses and to governments. Markets for the segment include commercial printing, industrial, banking and insurance and state, local and federal government applications. Products include aerial, industrial, graphic and micrographic films, micrographic peripherals, inkjet printers, high-speed production document scanners, digital imaging systems for commercial imaging satellites, and electro-optical systems for land and space borne telescopes and image and data analysis systems. This segment also provides maintenance and professional services for our products as well as those of other manufacturers and provides imaging services to customers.

All Other

All Other consists primarily of our display and components groups, which represents our diversification into high-growth product areas that are consistent with our historical strengths in imaging science. Our components group is comprised of our display business, the imaging sensor solutions business and an optics business. Products of this group include organic light emitting diode (OLED) displays, imaging sensor solutions, and optics and optical systems.

On August 21, 2003, we announced a realignment of our operations, which ultimately may change our reportable segments. However, no change in reportable segments is expected to occur until 2004.

On September 25, 2003, recognizing that demand for our traditional products is declining, especially in developed markets, we announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio. For more information regarding this and other recent developments with respect to our business, see “Recent Developments” in this prospectus supplement.

Research & Development

Our research and development expenditures for each of our reportable segments were as follows:

	For the Six Months Ended June 30, 2003	For the Year Ended December 31,
Segment		2002	2001	2000
	(in millions)
Photography Segment	$241	$513	$542	$575
Health Imaging Segment	77	152	152	138
Commercial Imaging Segment	29	63	58	61
All Other	26	34	27	10

Total	$373	$762	$779	$784

The downward trend in research and development expenditures in the Photography segment and upward trend in the other reportable segments and All Other reflect the shift in strategic focus from traditional products, such as color negative film and paper and color reversal films, to digital product areas, such as OLED technology, digital medical imaging and inkjet printing.

SUMMARY OF THE OFFERING

For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus.

Issuer	Eastman Kodak Company

Aggregate Principal Amount	$500,000,000

Maturity Date	November 15, 2013

Issue Date for the Notes	October 10, 2003

Issue Price	99.879%

Interest Payment Dates	Each May 15 and November 15, beginning on May 15, 2004

Ranking	The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

Risk Factors

You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page S-10, before deciding whether to invest in the notes.

Use of Proceeds

Concurrently with this offering, we are also making a private placement to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, of $500,000,000 aggregate principal amount of our 3.375% Convertible Senior Notes due 2033, which we refer to as the “convertible senior notes” ($575,000,000 if the initial purchasers of the convertible senior notes exercise in full their option to purchase additional convertible senior notes). We intend to use the net proceeds from this offering, together with the net proceeds from the private placement of our convertible senior notes, to repay commercial paper borrowings and to help fund our previously announced acquisition of PracticeWorks, Inc. Neither of these offerings is conditioned upon the closing of the other offering. See “Use of Proceeds” in this prospectus supplement.

Form	Fully registered global notes in book-entry form

Trustee for the Notes	The Bank of New York

Delivery and Clearance	We will deposit the global notes representing the notes with The Depository Trust Company in New York. You may hold an interest in the global notes through The Depository Trust Company (in the United States) or Clearstream Luxembourg or Euroclear (outside of the United States), directly as a participant of any such system or indirectly through organizations that are participants in such systems.

How to Reach Us	Our principal executive offices are located at 343 State Street, Rochester, New York 14650 and our telephone number is (585) 724-4000.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information with respect to each of the fiscal years in the three-year period ended December 31, 2002, as well as the six-month periods ended June 30, 2002 and 2003. The summary consolidated financial information as of and for the six-month periods ended June 30, 2002 and 2003 are derived from our unaudited consolidated financial statements which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. When you read this summary consolidated financial information and other data, you should also read the historical consolidated financial statements and accompanying notes that we have included in our annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K/A (Amendment No. 2) for the fiscal year ended December 31, 2002, our quarterly report on Form 10-Q for the quarter ended March 31, 2003 and our quarterly report on Form 10-Q/A (Amendment No. 1) for the quarter ended June 30, 2003. You may obtain these reports by following the instructions we provide under “Where You Can Find More Information” in the accompanying prospectus. The results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be achieved for the full year ending December 31, 2003.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2003	2002	2002	2001	2000
	(in millions)
Statement of Earnings Data:
Net sales	$6,092	$6,042	$12,835	$13,229	$13,994
Cost of goods sold	4,152	3,928	8,225	8,661	8,375

Gross profit	1,940	2,114	4,610	4,568	5,619
Selling, general and administrative expenses	1,282	1,196	2,530	2,625	2,514
Research and development costs	373	379	762	779	784
Goodwill amortization	—	—	—	153	151
Restructuring costs (credits) and other	76	—	98	659	(44)

Earnings from continuing operations before interest, other charges (income), and income taxes	209	539	1,220	352	2,214
Interest expense and other charges (income)	101	141	274	237	82

Earnings from continuing operations before income taxes	108	398	946	115	2,132
Provision (benefit) for income taxes	(1)	71	153	34	725

Earnings from continuing operations	109	327	793	81	1,407
Earnings (loss) from discontinued operations, net of income tax benefits	15	(4)	(23)	(5)	—

Net earnings	$124	$323	$770	$76	$1,407

Balance Sheet Data:
Cash and cash equivalents	$838	$524	$569	$448	$246
Goodwill, net	992	986	981	948	947
Total assets	14,076	13,717	13,369	13,362	14,212
Short-term borrowings	1,474	1,813	1,442	1,534	2,206
Long-term debt, net of current portion	1,516	1,240	1,164	1,666	1,166
Total shareholders’ equity	2,854	3,101	2,777	2,894	3,428

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(in millions, except ratios)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$233	$528	$2,204	$2,206	$1,105
Investing activities	(366)	(304)	(758)	(1,188)	(906)
Financing activities	390	(148)	(1,331)	(808)	(314)
Depreciation and amortization	395	386	818	917	889
Additions to properties	(236)	(204)	(577)	(743)	(945)
Effect of exchange rate changes on cash	12	—	6	(8)	(12)

Other Data:
Ratio of earnings to fixed charges(1)	2.5		5.8	1.7	9.0
Pro forma ratio of earnings to fixed charges(1)(2)	2.2		5.2

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and before adjustments for minority interest in consolidated subsidiaries and income or loss from equity investees, plus interest expense, the interest component of rental expense and amortization of capitalized interest. Fixed charges consist of interest expense, the interest component of rental expense, and capitalized interest. (The interest portion of rental expense is assumed to approximate one-third of rental expense.)
(2)	The pro forma ratio of earnings to fixed charges for the six months ended June 30, 2003 and for the year ended December 31, 2002 are presented because approximately $700,000,000 of the proceeds from this offering and the concurrent private placement to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, of $500,000,000 aggregate principal amount of our convertible senior notes ($575,000,000 if the initial purchasers of the convertible senior notes exercise in full their option to purchase additional convertible senior notes) will be used to retire some of our outstanding commercial paper borrowings. Use of these proceeds in this manner will affect the historical ratios for the periods noted above by more than ten percent.

For purposes of calculating the pro forma ratio of earnings to fixed charges, fixed charges have been adjusted to reflect the increase in interest expense resulting from the proposed issuances of new debt, net of the decrease in interest costs resulting from the retirement of a portion of our commercial paper borrowings. Because only a portion of the proceeds will be used to retire commercial paper borrowings, only interest on the related portion of new debt was used in the pro forma adjustment.

RISK FACTORS

In considering whether to purchase the notes, you should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our credit ratings have recently been downgraded. Further downgrades of our credit ratings would give certain rights to holders of certain of our outstanding debt securities and would increase our cost of financing and adversely affect the trading price and liquidity of the notes.

In the third quarter of 2003, Standard & Poor’s Ratings Services downgraded our long-term credit rating to BBB- and our short-term credit rating to A-3, each with a stable outlook, and removed us from CreditWatch, Moody’s Investor Services, Inc. downgraded our long-term credit rating to Baa3 and our short-term credit rating to Prime-3, each with a negative outlook, and Fitch, Inc. downgraded our long-term credit rating to BBB- and our commercial paper rating (short-term credit rating) to F3, each with a negative outlook. We cannot assure you that our credit ratings will not be further downgraded by Standard & Poor’s Ratings Services, Moody’s Investor Services, Inc. or Fitch, Inc.

In the event that our long-term credit rating falls below BBB- by Standard & Poor’s Ratings Services or Baa3 by Moody’s Investor Services, Inc. and such condition continues for a period of 30 days, our outstanding borrowings under our accounts receivable securitization program could be accelerated. As of June 30, 2003, we had $105 million of outstanding borrowings under this program. In addition, in the event that our long-term credit rating falls below BBB- by Standard & Poor’s Ratings Services or Baa3 by Moody’s Investor Services, Inc. and such condition continues for a period of 30 days after notice is provided pursuant to the applicable contract, $35 million in term notes of a subsidiary that we guarantee could be accelerated. Further, a negative change in our credit rating could have an adverse effect on the market price and liquidity of the notes, could adversely affect our ability to access capital and could result in an increase in borrowing costs, including an increase in interest rates payable under future indebtedness.

We cannot assure you that we will be successful in carrying out our recently announced digitally-oriented growth strategy in a manner that strengthens or maintains our credit profile, nor can we assure you that the rating agencies will regard the measures we do carry out as sufficient. While we intend to fund the acquisition part of our digitally-oriented growth strategy from free cash flow, if the level of cash flow from our traditional consumer film and paper businesses decreases faster than we anticipate, or if we identify attractive acquisition candidates sooner than we expect, we may need to incur additional indebtedness in an amount which could cause adverse rating consequences. We cannot assure you that we will proceed with any measures that might be favorable from a credit protection point of view if we believe these measures are inconsistent with our growth and diversification strategy.

Failure to achieve the benefits we expect from our recently announced digitally-oriented growth strategy could adversely affect our results of operations and future growth.

We have recently announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio while accelerating the implementation of our existing digital product strategies in the consumer markets. We expect that these initiatives will require us to incur restructuring charges. Our expected benefits from these initiatives are subject to many estimates and assumptions, including assumptions regarding:

•	the amount and timing of cost savings and cash flow that we can achieve from our traditional consumer film and paper businesses;

•	the speed at which consumer transition from traditional photography to digital photography occurs;

•	our ability to use digital technology to develop new businesses in our commercial, consumer and health markets;

•	our ability to identify and complete compatible strategic acquisitions consistent with our growth timeline; and

•	the costs and timing of activities undertaken in connection with these initiatives.

In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. If these assumptions are not realized, or if other unforeseen events occur, our results of operations could be adversely affected, we may not be able to grow our business and our ability to compete could be negatively affected.

Delay or inability to implement our product development strategies could adversely affect our revenues and business.

Unanticipated delay in implementing or a failure to implement our product development strategies, including strategies related to category expansion, digitization, organic light emitting diode (OLED) displays and digital products, could adversely affect our revenues. In order to successfully transition our existing products and develop and deploy new products, we must make accurate predictions of the product development schedule as well as volumes, product mix, customer demand and configuration. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products that offer improved performance and pricing. We may anticipate demand and perceived market acceptance that differs from the product’s realizable customer demand and revenue stream. Further, in the face of intense industry competition, any delay in the development, production or marketing of a new product could decrease any advantage we may have to be the first or among the first to market. Our failure to carry out a product rollout in the time frame anticipated and in the quantities appropriate to customer demand, or at all, could adversely affect future demand for our products and services and have an adverse effect on our business.

The failure to effectively integrate new acquisitions as well as the failure to streamline and simplify our business could adversely affect our revenues.

We intend to complete various portfolio acquisitions, particularly in our Health Imaging and Commercial Imaging segments, in order to strengthen and diversify our portfolio of businesses. At the same time, we need to streamline and simplify our traditional businesses, including our photofinishing operations in the United States and Europe, Asia, Africa, and the Middle East Region (EAMER). In the event that we fail to effectively manage the portfolio of our more traditional businesses while simultaneously integrating these acquisitions, we could fail to obtain the expected synergies and favorable impact of these acquisitions. Such a failure could cause us to lose market opportunities and experience a resulting adverse impact on our revenues.

Delays in our plans to reduce inventories and capital expenditures and to improve receivable performance and manufacturing productivity could adversely affect our cash flow outlook and gross margins.

We continue to focus on reducing inventories and capital expenditures and improving receivable performance and manufacturing productivity. Unanticipated delays in our plans to continue inventory reductions could adversely impact our cash flows in the remainder of 2003 and future years. Planned inventory reductions could be compromised by slower sales that could result from continued weak global economic conditions. Purchasers’ uncertainty about the extent of the global economic downturn could result in lower demand for our products and services. In addition, the competitive environment and the transition to digital products and services could also place pressures on our sales and market share. In the event we are unable to successfully manage these issues in a timely manner, our planned inventory reductions could be adversely impacted.

If we are unable to maintain flat capital spending relative to 2002 levels, our cash flow outlook could be adversely impacted. Further, if we deem it necessary to increase spending with respect to regulatory requirements or if unanticipated general maintenance obligations arise that require more capital spending than planned, the increased spending could have an adverse impact on our cash flow.

Unanticipated delays in our plans to continue to improve our accounts receivable collection and to reduce the number of days outstanding could also adversely impact our cash outlook. A continued weak economy could slow customer payment patterns. In addition, competitive pressures in major segments may cause the financial condition of certain of our customers to deteriorate. These same pressures may adversely affect our efforts to shorten customer payment terms. Further, our ability to manage customer risk while maintaining a competitive market share may adversely affect continued accounts receivable improvement.

Delays in our plans to improve manufacturing productivity and control costs of operations could negatively impact our gross margins. Our failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. A continued weak economy could result in lower factory volumes than planned, which would also negatively impact our gross margins. Similarly, if we are unable to successfully negotiate raw material costs with our suppliers, or if we experience adverse pricing with respect to certain of our commodity-based raw materials, reduction in our gross margins could occur. Additionally, if we are delayed in increasing our manufacturing capabilities for certain of our products in some of our developing markets, particularly cost competitive markets such as China, our gross margins would be adversely impacted.

Delay in our planned improvement in supply chain efficiency could adversely affect our business by preventing shipments of certain products to be made in the desired quantities and in a timely manner. The planned efficiencies could be compromised if we expand into new markets with new applications that are not fully understood or if our product portfolio broadens beyond that anticipated when the plans were initiated. Unforeseen changes in manufacturing capacity could also compromise our supply chain efficiencies.

Intense price competition, customer consolidation and continued weak global economic conditions could adversely impact our revenue, gross margins, earnings and growth rate.

Competition remains intense in the imaging sector in our photography, commercial and health segments. On the photography side, price competition has been driven somewhat by consumers’ conservative spending behaviors during times of a weak world economy, international tensions and the accompanying concern over the possibility of war and terrorism. On the commercial and health side, aggressive pricing tactics have intensified during contract negotiations as competitors vie for customers and market share domestically. If our pricing and marketing programs are not sufficiently competitive with those offered by our current and future competitors, we may lose market share, adversely affecting our revenue and gross margins.

The impact of continuing customer consolidation and buying power could have an adverse impact on our revenue, gross margins, and earnings. In the competitive consumer retail environment, there is a movement from small individually owned retailers to larger and commonly known mass merchants. In the commercial environment, there is a continuing consolidation of various group purchasing organizations. Our resellers and distributors may elect to use suppliers other than us. Our challenge is to successfully negotiate contracts that provide the most favorable conditions to us in the face of price and marketing programs by our aggressive competitors.

Continued weak global economic conditions could adversely impact our revenue and growth rate. Continued softness in our markets as well as purchasers’ uncertainty about the extent of the global economic downturn could result in lower demand for our products and services. While worsening economic conditions have already had a negative impact on our results of operations, our revenues, gross margins and earnings could further deteriorate as a result of weak economic conditions. Furthermore, there can be no assurances as to the timing of an economic upturn. We do not expect to see any real upturn in the economy until 2004, with a very gradual return to consumer spending habits and behavior that will positively affect our business growth.

Developments in foreign markets in which we conduct business as well as changes in currency exchange and interest rates could adversely affect our operations, earnings, business, and financial position.

We conduct business in developing markets with economies that tend to be more volatile than those in the United States and Western Europe. The risks of doing business in certain of these markets include the financial instability of customers, political instability and potential conflict and other non-economic factors, such as irregular trade flows that need to be managed successfully with the help of local governments. Our failure to successfully manage the economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect our operations and earnings.

Our global operating and financing activities expose us to changes in currency exchange rates and interest rates, which could adversely affect our results of operations and financial position. Exchange rates and interest rates in certain markets in which we do business tend to be more volatile than those in the United States and Western Europe. For example, in early 2002, the United States dollar was eliminated as Argentina’s monetary benchmark, resulting in significant currency devaluation. In addition, the currency of Brazil has experienced significant devaluation due to continuing difficult economic times. There can be no guarantee that the economic situation in developing markets or elsewhere will not worsen, which could result in future effects on earnings should such events occur.

RECENT DEVELOPMENTS

Digitally-Oriented Strategy Announced

On September 25, 2003, recognizing that demand for our traditional products is declining, especially in developed markets, we announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio while accelerating the implementation of our existing digital product strategies in the consumer markets. Actions to be taken in connection with these plans include cutting costs and managing our traditional consumer film and paper businesses for cash and manufacturing share; refocusing our research and development expenditures; accelerating investments in commercial markets; and acquiring other companies and technology to broaden our portfolio of digital products and services.

We plan to center our growth efforts on three broad markets: the commercial market, the consumer market and the health market. Our commercial initiatives include developing commercial imaging services for business customers, such as on-demand digital color printing. Our consumer initiatives include accelerating the growth of our EasyShare digital camera business and increasing the printing of pictures at home, from home or at retail. Our health initiatives involve gaining more market share in the digital capture of medical images and building an information services business that takes full advantage of the convergence of images and information technology.

In the next two years, we plan to reinforce our foundation in consumer, medical, entertainment and professional film imaging products and services by continuing to cut costs and by managing the consumer film and paper businesses for cash and manufacturing share. In the following three years, we plan to use the cash generated by our traditional businesses to strengthen our share of the commercial, consumer and health markets. Thereafter, we plan to use our brand and technology to build new businesses in such markets as commercial workflow management, mobile imaging and flat-panel and flexible film displays, among others.

Reduction in Dividend

In order to achieve our goals, we will need to maintain financial flexibility while taking advantage of the cash-generation capability of our traditional businesses. To this end, on September 24, 2003 our board of directors reduced the semi-annual dividend that we pay on our common stock to $0.25 per share ($0.50 annually), payable on December 12, 2003, from the semi-annual dividend payment of $0.90 per share ($1.80 annually) paid in July 2003.

Ratings Downgrade

On September 25, 2003, Standard & Poor’s Ratings Services downgraded our long-term credit rating to BBB- and our short-term credit rating to A-3, each with a stable outlook, and removed us from CreditWatch. On September 19, 2003, Moody’s Investor Services, Inc. downgraded our long-term credit rating to Baa3 and our short-term credit rating to Prime-3, each with a negative outlook. On August 11, 2003, Fitch, Inc. downgraded our long-term credit rating to BBB- and our commercial paper rating (short-term credit rating) to F3, each with a negative outlook.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, together with the net proceeds from our concurrent private placement to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, of $500,000,000 aggregate principal amount of our convertible senior notes ($575,000,000 if the initial purchasers of the convertible senior notes exercise in full their option to purchase $75,000,000 aggregate principal amount of additional senior convertible notes), will be approximately $982,745,000 (approximately $1,057,745,000 if the initial purchasers of our convertible senior notes exercise in full their option to purchase additional convertible senior notes), after deducting the underwriters’ and initial purchasers’ discounts and estimated offering expenses payable by us. Neither of these offerings is conditioned upon the closing of the other offering. We intend to use these net proceeds to repay a portion (approximately $700,000,000) of our commercial paper borrowings and to use the balance to partially fund our previously announced acquisition of PracticeWorks, Inc., a leading provider of dental practice management software and digital radiographic imaging systems. As of October 1, 2003, the weighted average rate of our commercial paper was approximately 1.85% and the longest maturity was March 15, 2004.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2003 on a historical basis and as adjusted to reflect this offering, our concurrent private placement of $500,000,000 aggregate principal amount of convertible senior notes (assuming the initial purchasers do not exercise their option to purchase additional convertible senior notes) and the application of the net proceeds from these offerings as described under “Use of Proceeds” in this prospectus supplement. This information should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our quarterly report on Form 10-Q for the quarter ended June 30, 2003, as amended by Form 10-Q/A (Amendment No. 1), incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2003
	Historical	As Adjusted
	(in millions)
Cash and cash equivalents	$838	$1,121

Short-term debt
Commercial paper	888	188
Other short-term debt(1)	586	586

Total short-term debt	1,474	774

Long-term debt, net of current portion
Outstanding	1,516	1,516
Notes offered hereby	—	500
Convertible senior notes(2)	—	500

Total long-term debt, net of current portion	1,516	2,516

Shareholders’ equity
Common stock, $2.50 par value; authorized 950,000,000 shares; 286,520,200 shares outstanding at June 30, 2003(3)	978	978
Additional paid-in capital	849	849
Retained earnings	7,462	7,462
Accumulated other comprehensive loss	(572)	(572)
Unearned restricted stock	(7)	(7)
Treasury stock	(5,856)	(5,856)

Total shareholders’ equity	2,854	2,854

Total capitalization	$5,844	$6,144

(1)	Includes $105 million of outstanding borrowings under our accounts receivable securitization program.
(2)	Concurrently with this offering, we are also making a private placement to qualified institutional buyers, pursuant to Rule 144A under the Securities Act of 1933, of $500,000,000 aggregate principal amount of our convertible senior notes. Neither of these offerings is conditioned upon the closing of the other offering.
(3)	Does not include 16,118,650 shares of our common stock reserved for issuance upon conversion of the convertible senior notes being offered through a private placement occurring concurrently with this offering (18,536,447 shares if the initial purchasers of the convertible senior notes exercise in full their option to purchase additional convertible senior notes).

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of debt securities set forth in the prospectus under the caption “Description of Debt Securities.”

General

The notes are to be issued as a series of debt securities under the indenture, which is more fully described in the prospectus. Certain terms used herein are defined in the prospectus.

The notes will initially be limited to $500,000,000 in aggregate principal amount and will mature on November 15, 2013. We may, without the consent of existing holders of the notes, create and issue additional notes with the same terms as the notes offered hereby (except for the public offering price and issue date) so that the additional notes will form a single series with the notes offered hereby. Additional notes issued in this manner will be consolidated with the previously outstanding notes and, accordingly, will have the same CUSIP number as such notes. The notes will bear interest at the annual rate set forth on the cover page of this prospectus supplement, payable semi-annually on May 15 and November 15, beginning May 15, 2004, to the registered holders thereof on the preceding May 1 or November 1, as the case may be.

If any interest payment date falls on a day that is not a business day, the interest payment shall be postponed to the next day that is a business day, and no interest on such payment shall accrue for the period from and after such interest payment date. If the maturity date of any of the notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the maturity date.

The term “business day”, when used with respect to any place of payment for the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment are authorized or obligated by law to close.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to but excluding the interest payment date or maturity date, as the case may be.

The notes are not redeemable at our option or repayable at the option of any holder prior to maturity.

If an Event of Default with respect to any notes occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the notes may declare, by notice as provided in the indenture, the principal amount of all of the notes due and payable immediately, except that if an Event of Default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the principal of and accrued interest on the notes shall become due and payable immediately without any act by the Trustee or any holder of notes. If all Events of Default with respect to the notes have been cured or waived, and all amounts due otherwise than because of the acceleration have been paid or deposited with the Trustee, the holders of a majority in aggregate principal amount of the notes may rescind the acceleration and its consequences.

The notes will be issued as global debt securities. See “Description of Debt Securities—Global Securities” in the accompanying prospectus. The Depository Trust Company, or DTC, will be the depositary with respect to the notes. The notes will be issued as fully-registered securities in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC, and will be deposited with DTC. See “—Book-Entry Notes.”

Book-Entry Notes

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal

Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC has also informed us that it holds securities that its participants (“direct participants”) deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (the “beneficial owner”) is recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all global securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global securities with DTC and their registration in the name of Cede & Co. or such other nominee effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC has advised us that its practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participant and not of DTC, any agents, or us, subject to any statutory or regulatory requirements in effect. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility or the responsibility of our agents, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

A beneficial owner must give notice to elect to have its notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of such notes by causing the direct participant to transfer the participant’s interest in the notes, on DTC’s records, to the paying agent. The requirement for physical delivery of notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the notes are transferred by direct participants on DTC’s records.

DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us or to our agents. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered in exchange for the notes represented by the global securities held by DTC.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificated notes will be printed and delivered in exchange for the notes represented by the global securities held by DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Neither we, the trustee, any paying agent, nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Investors may elect to hold interests in book-entry notes through either DTC (in the United States) or Clearstream Banking, société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (outside of the United States) if they are participants of those systems, or indirectly, through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as the U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Except as set forth below or in the accompanying prospectus, the global security may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include one or more of the underwriters or one or more of their affiliates. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative established policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include one or more of the underwriters or one or more of their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary of Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear Participants or Clearstream Luxembourg Participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by, or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement at DTC.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amounts of the notes set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Inc.	$200,000,000
Lehman Brothers Inc.	200,000,000
BNP Paribas Securities Corp.	10,000,000
Deutsche Bank Securities Inc.	10,000,000
HSBC Securities (USA) Inc.	10,000,000
Morgan Stanley & Co. Incorporated	10,000,000
Scotia Capital (USA) Inc.	10,000,000
U.S. Bancorp Piper Jaffray Inc.	10,000,000
ABN AMRO Incorporated	5,000,000
Barclays Bank PLC	5,000,000
BNY Capital Markets, Inc.	5,000,000
Daiwa Securities SMBC Europe Limited	5,000,000
ING Financial Markets LLC	5,000,000
McDonald Investments Inc.	5,000,000
Mizuho International plc	5,000,000
PNC Capital Markets, Inc.	5,000,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes if any notes are taken.

The underwriters propose to offer the notes in part directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at the public offering price less a concession of 0.400% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not to exceed 0.250% of the principal amount of the notes to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

In connection with the offering of the notes, the underwriters may engage in activities that include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the notes, and short positions created by the underwriters involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase from us. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the notes sold in the offering may be reclaimed by the underwriters if such notes are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

We do not intend to apply for listing of the notes on a national securities exchange, but we have been advised by the underwriters that they intend to make a market in the notes, as permitted by applicable law and regulation. The underwriters are not obligated, however, to make a market in the notes and may discontinue market making at any time without notice. No assurance can be given as to whether an active trading market for the notes will develop, or if a public market develops, as to the liquidity of the trading market for the notes.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lehman Brothers Inc. will make the notes available for distribution on the internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Lehman Brothers Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Lehman Brothers Inc. based on transactions Lehman Brothers Inc. conducts through the system. Lehman Brothers Inc. will make the notes available to its customers through internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We estimate that we will spend approximately $550,000 for printing, rating agency, trustee, accounting and legal fees and other expenses relating to this offering.

From time to time, the underwriters and certain of their respective affiliates have engaged, and may in the future engage, in transactions with, and perform certain investment banking and/or commercial banking services for, us and our affiliates in the ordinary course of business.

PROSPECTUS

$2,650,000,000

Eastman Kodak Company

Debt Securities

We may offer from time to time in one or more series up to $2,650,000,000 aggregate initial public offering price of our debt securities. The debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The debt securities may be denominated or payable in U.S. dollars or in one or more foreign currencies or composite currencies, including Euros. Each series of our debt securities will be offered on terms to be determined at the time of sale.

When we offer debt securities, we will provide you with a prospectus supplement describing the terms of the specific issue of debt securities, including the offering price of the debt securities.

You should read this prospectus and the prospectus supplement relating to the specific issue of debt securities carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, we may sell debt securities in one or more offerings up to a total initial public offering price of $2,650,000,000. This prospectus provides you with a general description of the debt securities. Each time we offer to sell any of the debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the debt securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the registration statement and its exhibits and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Information We File with the SEC”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statement, the indenture under which the debt securities are to be issued and other information about us, are available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s web site is provided solely for the information of prospective investors and is not intended to be an active link. You may read and copy any document we file by visiting the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information concerning us at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The rules of the SEC permit us to “incorporate by reference” into this prospectus some of the information we file with them, which means that we may disclose important information to you by referring you to those documents. That information is an important part of this prospectus. We incorporate by reference the following documents, other than any information in those documents that is deemed not to be “filed” with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended by Form 10-K/A (Amendment No. 1) and Form 10-K/A (Amendment No. 2);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as amended by Form 10-Q/A (Amendment No. 1);

•	our Current Reports on Form 8-K dated April 23, 2003, July 21, 2003 and July 23, 2003; and

•	any other documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement and before the time we sell all the debt securities offered by this prospectus.

Some of the information in our later SEC filings that are incorporated by reference in this prospectus will update and supersede information in this prospectus and in our prior SEC filings that are incorporated by reference in this prospectus.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Eastman Kodak Company, 343 State Street, Rochester, New York 14650-0218, Attention: James M. Quinn, Secretary. You may also telephone your request to Mr. Quinn at (585) 724-4368.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are only offering these debt securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition and results of operations may have changed since that date. This prospectus and the prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the debt securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated by reference may be forward-looking in nature, or “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to our revenue, cash flow expectations and future focused cost reductions are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent our estimates only as of the date they are made, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change. The forward-looking statements contained in this prospectus and the documents incorporated by reference are subject to a number of factors and uncertainties, including:

•	the successful

•	implementation of product strategies (including category expansion, digitization, organic light emitting diode (OLED), and digital products);

•	implementation of intellectual property licensing strategies;

•	development and implementation of e-commerce strategies;

•	completion of information systems upgrades, including SAP, our enterprise system software;

•	completion of various portfolio actions;

•	reduction of inventories;

•	improvement in manufacturing productivity;

•	improvement in receivables performance;

•	reduction in capital expenditures;

•	improvement in supply chain efficiency;

•	implementation of future focused cost reductions, including personnel reductions; and

•	development of our business in emerging markets like China, India, Brazil, Mexico and Russia;

•	inherent unpredictability of currency fluctuations and raw material costs;

•	competitive actions, including pricing;

•	the nature and pace of technology evolution, including the analog-to-digital transition;

•	continuing customer consolidation and buying power;

•	general economic, business, geopolitical and public health conditions; and

•	other factors and uncertainties disclosed from time to time in our filings with the SEC.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended by Form 10-K/A (Amendment No. 1) and Form 10-K/A (Amendment No. 2), incorporated by reference in this prospectus (see “Incorporation of Information We File with the SEC”) contains an expanded discussion of the above factors and uncertainties to which forward-looking statements in this prospectus and the documents incorporated by reference herein are subject. Any forward looking statements in this prospectus and the documents incorporated by reference should be evaluated in light of these important factors and uncertainties.

THE COMPANY

We are engaged primarily in developing, manufacturing and marketing traditional and digital imaging products, services and solutions for consumers, professionals, healthcare providers, the entertainment industry and other commercial customers. We are the leader in helping people take, share, enhance, preserve, print and enjoy images — for memories, for information, and for entertainment. We are a major participant in infoimaging — a $385 billion industry composed of devices (digital cameras and personal data assistants (PDAs)), infrastructure (online networks and delivery systems for images) and services and media (software, film and paper) enabling people to access, analyze and print images. We harness our technology, market reach and a host of industry partnerships to provide innovative products and services for customers who need the information-rich content that images contain.

We organize our business in the following reportable segments:

Photography Segment

Our Photography segment includes traditional and digital product offerings for consumers, professional photographers and the entertainment industry. This segment combines traditional and digital photography and photographic services in all its forms — consumer, advanced amateur, and professional. We manufacture and market various components of these systems, including films (consumer, professional and motion picture), photographic papers, processing services, photofinishing equipment, photographic chemicals and cameras (including one-time-use and digital). We have also developed products that bridge traditional silver halide and digital products. Product and service offerings include kiosks and scanning systems to digitize and enhance images, digital media for storing images and a network for transmitting images. In addition, other digitization options have been created to stimulate more pictures in use, adding to the consumption of film and paper. These products serve amateur photographers, as well as professional, motion picture and television customers.

Health Imaging Segment

Analog and digital products and services of our Health Imaging segment enable healthcare customers (e.g., hospitals, imaging centers, etc.) to capture, process, integrate, archive and display images and information in a variety of forms. These products and services provide intelligent decision support through the entire patient pathway from research to detection to diagnosis to treatment. Our Health Imaging segment also provides products and services that help customers improve workflow and productivity in their facilities, which in turn helps them enhance the quality and productivity of healthcare delivery.

Traditional products of our Health Imaging segment include analog medical films, chemicals, and processing equipment, and our history has both made us a leader in this area and has served as the foundation for building our important digital imaging business. Health Imaging provides digital medical imaging and information products, systems and solutions, including digital print films, laser imagers, computed and digital radiography systems, Picture Archiving and Communications Systems (PACS) and Radiology Information Systems (RIS). Our Health Imaging segment serves the general radiology market and specialty health markets, including dental, mammography and oncology. We are the world leader in dental x-ray film, and with our announced acquisition of PracticeWorks, Inc., we will be positioned to offer choices within a full spectrum of dental imaging products — traditional and digital — and services providing innovative information technology to dental professionals. This segment also provides molecular imaging for the biotechnology research market.

Commercial Imaging Segment

Our Commercial Imaging segment encompasses our business of providing imaging capture and solutions, analysis, printing and archiving, both to businesses and to governments. Markets for the segment include commercial printing, industrial, banking and insurance and state, local and federal government applications.

Products include aerial, industrial, graphic and micrographic films, micrographic peripherals, inkjet printers, high-speed production document scanners, digital imaging systems for commercial imaging satellites, and electro-optical systems for land and space borne telescopes and image and data analysis systems. This segment also provides maintenance and professional services for our products, as well as those of other manufacturers and provides imaging services to customers.

All Other

All Other consists primarily of our components group, which represents our diversification into high-growth product areas that are consistent with our historical strengths in imaging science. Our components group is comprised of our display business, the imaging sensor solutions business and an optics business. Products of this group include organic light emitting diode (OLED) displays, imaging sensor solutions, and optics and optical systems.

On August 21, 2003, we announced a realignment of our operations, which ultimately may change our reportable segments. However, no change in reportable segments is expected to occur until 2004.

We are a corporation organized under the laws of the State of New Jersey, and our shares are listed on the New York Stock Exchange under the symbol “EK”. Our principal executive offices are located at 343 State Street, Rochester, New York 14650, our telephone number is (585) 724-4000 and our web site address is www.kodak.com. The address of our web site is not intended to be an active link and information on our web site is not intended to be a part of, or incorporated into, this prospectus.

USE OF PROCEEDS

Unless the prospectus supplement states otherwise, we will use the net proceeds from the sale of the debt securities for general corporate purposes, including:

•	management of working capital;

•	capital expenditures;

•	acquisitions; and

•	refundings of existing indebtedness.

We may temporarily invest the net proceeds until we use the funds for these purposes.

RATIO OF EARNINGS TO FIXED CHARGES

Our historical consolidated ratios of earnings to fixed charges for each of the periods indicated were as follows:

Six Months Ended June 30, 2003	Years Ended December 31,
	2002	2001	2000	1999	1998
2.5	5.8	1.7	9.0	10.1	11.3

For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and before adjustments for minority interest in consolidated subsidiaries and income or loss from equity investees, plus interest expense, the interest component of rental expense and amortization of capitalized interest. Fixed charges consist of interest expense, the interest component of rental expense, and capitalized interest. (The interest portion of rental expense is assumed to approximate one-third of rental expense.)

DESCRIPTION OF DEBT SECURITIES

The debt securities will be issued under an indenture dated as of January 1, 1988 between us and The Bank of New York, as Trustee, as supplemented by a first supplemental indenture dated as of September 6, 1991, a second supplemental indenture dated as of September 20, 1991, a third supplemental indenture dated as of January 28, 1993 and a fourth supplemental indenture dated as of March 1, 1993. As used in this prospectus, “indenture” means the indenture as supplemented by the supplemental indentures. A copy of the indenture is filed as an exhibit to the registration statement. The following summary of certain provisions of the indenture and the debt securities is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the indenture. In this summary, numerical references in parentheses are to sections in the indenture and, unless otherwise indicated, capitalized terms we use but don’t define under this caption of the prospectus have the meanings given them in the indenture.

The indenture does not limit the amount of debt securities we may issue under it. It permits us to issue debt securities from time to time in one or more series, in an aggregate principal amount authorized by us before each issuance. We may issue multiple series of debt securities with different terms or “reopen” a previous series of debt securities and issue additional debt securities of that series. (Section 301)

Terms of Debt Securities

The prospectus supplement relating to a series of debt securities being offered by us will include the specific terms of those debt securities and may include modifications of or additions to the general terms described in this prospectus. The specific terms will include some or all of the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price (expressed as a percentage of aggregate principal amount) at which the debt securities will be issued;

•	the date or dates on which the principal of the debt securities is payable;

•	the currency of denomination of the debt securities, which may be U.S. dollars, any foreign currency or any composite currency;

•	the designation of the currency or currencies in which the debt securities are being sold and in which the principal of (and premium, if any) and interest on the debt securities will be paid, and the designation, if any, of the currency or currencies in which the principal of (and premium, if any) or interest on the debt securities may also be payable at the election of a holder;

•	the rate or rates (which may be fixed or floating), if any, at which the debt securities will bear interest, the date or dates from which interest will accrue, the dates on which interest will be payable, and the regular record date for the interest payable on any interest payment date;

•	the manner in which the amount of payments of principal of (and premium, if any) or interest on the debt securities is to be determined if such determination is to be made with reference to an index;

•	whether the debt securities may be exchanged at the option of a holder for equity or debt securities of an issuer other than us and, if so, the terms and provisions relating to any such exchange;

•	the terms and conditions, if any, on which we may redeem the debt securities;

•	whether we have an obligation to redeem, repay or purchase the debt securities pursuant to any sinking fund or at the option of a holder, and, if so, the terms and conditions on which we shall redeem, repay or purchase the debt securities, including if applicable a statement that we will comply with all applicable tender offer rules, including Rule 14e-1 under the Exchange Act, in connection with any redemption, repayment or purchase;

•	any additional events of default or restrictive covenants provided for with respect to the debt securities;

•	whether we will issue the debt securities in registered form or bearer form or both and, if in bearer form, restrictions applicable to the exchange of one form for another and to the offer, sale, and delivery of certificates in bearer form;

•	whether and under what circumstances we will pay additional amounts on the debt securities held by a person who is not a U.S. person in respect of any tax, assessment, or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the debt securities rather than pay additional amounts;

•	federal income tax consequences; and

•	any other terms not inconsistent with the indenture, including any terms that may be required by or advisable under United States laws or regulations. (Section 301)

Unless the applicable prospectus supplement states otherwise, we will issue debt securities only in fully registered form without coupons. We will issue debt securities denominated in dollars in denominations of $1,000 and multiples of $1,000 (Section 302), unless the applicable prospectus supplement provides otherwise. We may issue debt securities denominated in a composite currency or any one or more foreign currencies, in each case as specified in the applicable prospectus supplement.

One or more series of debt securities may provide that if their maturity is accelerated under the indenture, the amount due and payable will be less than their stated principal amount. These are referred to as “Original Issue Discount Securities”. (Section 101) An Original Issue Discount Security would be issued at a discount from its stated principal amount and would bear interest at a below-market rate or not at all. Under applicable federal income tax laws and regulations, if a debt security is issued at a discount and the amount of discount exceeds a de minimis amount, then regardless of whether the debt security meets the indenture’s definition of “Original Issue Discount Security”, the holder of the debt security would be required to include amounts in gross income for federal income tax purposes before receiving the related cash. The prospectus supplement relating to any debt securities subject to these laws and regulations will describe the federal income tax consequences and other special considerations that you should consider before purchasing them.

One or more series of debt securities may be floating rate debt securities, exchangeable for fixed rate debt securities. Federal income tax consequences and special considerations applicable to any such series will be described in the prospectus supplement relating thereto.

We will pay the principal of (and premium, if any) and interest on debt securities at the place or places of payment designated for such debt securities, provided that, at our option, we may pay the interest on registered debt securities by check mailed not later than the applicable interest payment date to the registered holders of such debt securities. (Sections 301, 305, 307 and 1002)

Unless the applicable prospectus supplement states otherwise, you may exchange debt securities, and transfer registered debt securities, at the corporate trust office of the Trustee or at any other office maintained for that purpose. There will be no service charge for any transfer or exchange of debt securities, but we may require a payment to cover any tax or other governmental charge related to the transfer or exchange, other than exchanges pursuant to the indenture not involving any transfer. (Section 305)

Ranking

The debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated outstanding indebtedness. All debt securities issued under the indenture will rank equally with each other, including other debt securities previously issued under the indenture.

The indenture does not limit the amount of indebtedness that we may incur. Unless the applicable prospectus supplement states otherwise, the debt securities will not benefit from any covenant or other provision that would afford holders of the debt securities protection in the event of a highly-leveraged transaction or other transaction that may adversely affect holders of the debt securities, except as described under “—Limitations on Liens” and “—Consolidation, Merger and Sale of Assets”.

Global Securities

We may issue the debt securities of a series in the form of one or more fully registered global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. (Section 305)

We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for such global security will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to accounts of institutions that have accounts with such depositary (“participants”). The accounts to be credited will be designated by the underwriters, dealers or agents of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to participants’ interests) for such global security or by participants or persons that hold through participants (with respect to beneficial owners’ interests). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer your beneficial interest in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as set forth below or in the prospectus supplement, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the indenture.

We will make payments of principal, premium, if any, and interest on debt securities registered in the name of a depositary or its nominee to the depositary or its nominee, as the case may be, as the registered owner of the global security or securities representing such debt securities. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a series of debt securities, upon receipt of any payment of principal, premium or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security or securities for such debt securities as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global security or securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.

If a depositary for a series of debt securities is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within ninety days, we will issue debt securities for such series in definitive form in exchange for the global security or securities representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a series represented by a global security or securities and, in such event, will issue debt securities of such series in definitive form in exchange for the global security or securities representing such series of debt securities. In either instance, an owner of a beneficial interest in a global security will be entitled to have debt securities of the series represented by the global security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Further, if the applicable prospectus supplement so specifies, an owner of a beneficial interest in a global security representing debt securities of a series may receive individual debt securities in definitive registered form without coupons in exchange for such beneficial interest. Such owner will be entitled to physical delivery of individual debt securities equal in principal amount to such beneficial interest and to have such debt securities registered in the names and authorized denominations as such owner may request.

Events of Default, Notice and Waiver

Unless otherwise indicated in the prospectus supplement relating to a particular series of debt securities, if an Event of Default with respect to any debt securities of any series occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare, by notice as provided in the indenture, the principal amount, or a lesser amount if provided for in the debt securities of that series, of all the debt securities of that series due and payable immediately. If all Events of Default with respect to debt securities of that series have been cured or waived, and all amounts due otherwise than because of the acceleration have been paid or deposited with the Trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind the acceleration and its consequences. (Section 502)

If the maturity of Original Issue Discount Securities is accelerated, an amount less than the principal amount will be due and payable. We will describe the provisions relating to acceleration of the maturity of Original Issue Discount Securities in the applicable prospectus supplement.

The holders of a majority in aggregate principal amount of the outstanding debt securities of a series may waive any past default with respect to the debt securities of that series, and any Event of Default arising from a past default, except in the case of:

•	a default in the payment of the principal of or any premium or interest on any debt security of that series; or

•	a default in respect of a covenant or provision that may not be amended or modified without the consent of the holder of each outstanding debt security of that series.

(Section 513)

“Event of Default” means the occurrence and continuance of any of the following events with respect to a series of debt securities:

•	failure to pay when due any interest on any debt security of that series, continued for 30 days;

•	failure to pay when due the principal of and any premium on any debt security of that series;

•	failure to deposit when due any sinking fund payment on any debt security of that series;

•	failure to perform when required any other covenant that applies to the debt securities of that series and continuance of that failure for 60 days after written notice as provided in the indenture;

•	failure to pay when due, or acceleration, of any of our indebtedness in a principal amount in excess of $10,000,000 if the indebtedness is not discharged, or the acceleration is not rescinded or annulled, within 10 days after written notice as provided in the indenture;

•	certain events in bankruptcy, insolvency or reorganization; and

•	any other Event of Default that may be provided with respect to the debt securities of that series.

(Section 501)

The Trustee is required, within 90 days after the occurrence of any continuing default that it knows of, to notify the holders of the applicable series of debt securities of the default. However, unless the default is a payment default, the Trustee may withhold the default notice if it in good faith decides that withholding the notice is in the holders’ interests. In addition, in the case of any default referred to in the fourth event listed in the previous paragraph, the Trustee will not give notice to holders until at least 30 days after the default occurs. (Section 602)

Subject to its duty to act with the required standard of care in the case of a default, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of debt securities unless the holders offer the Trustee reasonable indemnification. (Sections 601 and 603) If reasonable indemnification is provided, then, subject to other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power of the Trustee, with respect to the debt securities of that series. (Section 512)

No holder of a debt security of any series may institute any action against us under the indenture, except actions for payment of overdue principal of, premium, if any, or interest on that debt security, unless:

•	the holder has previously given written notice to the Trustee of a continuing Event of Default with respect to that series of debt securities;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have previously made a written request of the Trustee to institute that action and offered the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with the request;

•	the Trustee has not instituted the action within 60 days of the notice, request and offer of indemnity; and

•	the Trustee has not received any inconsistent written request within that 60 day period from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series.

(Sections 507 and 508)

The indenture requires us to deliver to the Trustee annual statements as to our compliance with all conditions and covenants under the indenture. (Section 704)

Consolidation, Merger and Sale of Assets

The indenture generally permits us to consolidate with or merge with or into any other corporation, or to convey, transfer or lease our properties and assets substantially as an entirety to, any person, or to acquire the properties and assets of another person substantially as an entirety, if:

•	either (1) we are the survivor of the merger or (2) the entity that survives the merger or is formed by the consolidation or acquires our assets is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and assumes all of our obligations and covenants under the indenture, including payment obligations;

•	immediately after the transaction, no Event of Default exists and no event exists which, with the giving of notice or passage of time or both, would be an Event of Default; and

•	as a result of the transaction any of our properties or assets would become subject to a mortgage or other encumbrance not permitted by the indenture, we or such successor corporation or person, as the case may be, takes such steps as shall be necessary to secure the debt securities equally and ratably with or prior to all indebtedness secured thereby.

(Section 801)

Modification and Waiver

The indenture may be modified or amended with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, unless each holder to be affected by the proposed change consents, no modification or amendment may:

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any outstanding debt security;

•	reduce the principal amount of, or the rate or amount of interest on, or any premium payable with respect to, any debt security;

•	reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration of the Original Issue Discount Security;

•	change the places or currency of payment of the principal of, or any premium or interest on, any debt security;

•	impair the right to sue for the enforcement of any payment of principal of, or any premium or interest on, any debt security on or after the date the payment is due;

•	reduce the percentage in aggregate principal amount of outstanding debt securities of any series necessary to:

•	modify or amend the indenture with respect to that series,

•	waive any past default or compliance with certain restrictive provisions; or

•	otherwise modify the provisions of the indenture concerning modification or amendment or concerning waiver of compliance with certain provisions of, or certain defaults and their consequences under, the indenture, except to:

•	increase the percentage of outstanding debt securities necessary to modify or amend the indenture or to give the waiver, or

•	provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected by the modification or waiver.

(Section 902)

The holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of any series may waive our obligation to comply with certain restrictive provisions applicable to the series. (Section 1008)

The indenture may be modified or amended without the consent of any holder of outstanding debt securities for any of the following purposes:

•	to evidence that another corporation is our successor and has assumed our obligations with respect to the indenture and the debt securities;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any of our rights or powers under the indenture;

•	to add any Events of Default to all or any series of debt securities;

•	to add to or change any provision of the indenture so as to permit or facilitate the issuance of debt securities in bearer form;

•	to change or eliminate any provision of the indenture in respect of one or more series of debt securities, so long as there is no outstanding debt security of any series entitled to the benefit of the provision;

•	to secure the debt securities;

•	to establish the form or terms of the debt securities of any series;

•	to provide for the appointment of a successor Trustee with respect to the debt securities of one or more series and to add to or change any of the provisions to facilitate the administration of the trusts under the indenture by more than one Trustee; or

•	to cure any ambiguity or inconsistency in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as the action does not adversely affect the interests of the holders of the debt securities of any series in any material respect.

(Section 901)

Satisfaction and Discharge

Unless the prospectus supplement relating to a particular series of debt securities states otherwise, except as described below we will be discharged from our obligations in respect of the debt securities of any series on the 91st day after we deposit in trust with the Trustee money and/or Government Obligations sufficient to pay the principal of, any premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities of the applicable series on the dates the payments are due if the following conditions have been satisfied:

•	the deposit will not result in a breach of or constitute a default under the indenture or any other agreement to which we are a party;

•	no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

•	we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the discharge will not cause the holders of the debt securities of the series to recognize income, gain or loss for federal income tax purposes.

We would not, however, be discharged from the following obligations:

•	to register the transfer or exchange of debt securities;

•	to replace stolen, lost or mutilated debt securities;

•	to maintain offices and paying agencies; and

•	to hold moneys for payment in trust.

(Section 403)

In addition to the above provisions, we will be released from any further obligations under the indenture with respect to a series of debt securities, except for obligations to register the transfer or exchange of debt securities and certain obligations to the Trustee, when certain conditions are satisfied including that:

•	all debt securities of the series either have been delivered to the Trustee for cancellation or are due, or are to be called for redemption, within one year; and

•	with respect to all debt securities of the series not previously delivered to the Trustee for cancellation, we have deposited in trust with the Trustee money sufficient to pay the principal of, and any premium and interest on, those debt securities on the dates the payments are due.

(Section 401)

Limitations on Liens

We covenant in the indenture that we will not, nor will we permit any Restricted Subsidiary to, issue, assume or guarantee any debt for money borrowed secured by a mortgage, security interest, pledge, lien or other encumbrance (“mortgages”) upon any Principal Property of ours or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary without equally and ratably securing outstanding debt securities. The foregoing restriction, however, will not apply to debt secured by:

•	mortgages on property, shares of stock or indebtedness of any corporation existing at the time it becomes a Restricted Subsidiary;

•	mortgages existing at the time of acquisition of property by us or a Restricted Subsidiary or mortgages to secure the payment of all or any part of the purchase price of, or improvements on, property upon the acquisition thereof;

•	mortgages to secure indebtedness of a Restricted Subsidiary to us or another Restricted Subsidiary;

•	mortgages existing at the date of the indenture;

•	mortgages on property of a corporation existing at the time it is merged into or consolidated with us or a Restricted Subsidiary;

•	certain mortgages in favor of governmental entities; or

•	extensions, renewals or replacements (or successive extensions, renewals or replacements) of any mortgage referred to above.

(Section 1010)

We and our Restricted Subsidiaries will be permitted to issue, assume or guarantee debt for money borrowed secured by a mortgage without equally and ratably securing outstanding debt securities if, after giving effect thereto, the aggregate amount of all debt so secured by mortgages (other than the mortgages listed above) together with the Attributable Debt of any lease arrangements described in the third bullet under “—Limitation on Sale and Leaseback Transactions” does not exceed 10% of our Consolidated Net Tangible Assets. (Section 1010)

Limitation on Sale and Lease-Back Transactions

We covenant in the indenture that we will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person that provides for the leasing to us or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by us or such Restricted Subsidiary to such person, unless:

•	the lease is for a term of not more than three years;

•	the lease is between us and a Restricted Subsidiary or between Restricted Subsidiaries;

•	either we or such Restricted Subsidiary would be entitled pursuant to the covenant described under “—Limitations on Liens” to incur indebtedness secured by a mortgage on the Principal Property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the outstanding debt securities; or

•	we shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt in respect of such arrangement within 120 days after the effective date of the arrangement to the retirement of indebtedness that matures at or is extendable or renewable at our option to a date more than twelve months after the creation of such indebtedness. (Section 1011)

Certain Definitions

The term “Attributable Debt” means, at the time of determination, the lesser of:

•	the fair value of such property (as determined by our Board of Directors); or

•	the present value (discounted at the annual rate of 9%, compounded semi-annually) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended).

The term “Consolidated Net Tangible Assets” means as of any particular time the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom:

•	all current liabilities except for

•	notes and loans payable;

•	current maturities of long-term debt; and

•	current maturities of obligations under capital leases; and

•	all goodwill, tradenames, trademarks, patents, unamortized debt discount and expenses (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

The term “Principal Property” means any manufacturing plant or manufacturing facility which is

•	owned by us or any Restricted Subsidiary;

•	located within the continental United States; and

•	in the opinion of our Board of Directors materially important to the total business conducted by us and our Restricted Subsidiaries, taken as a whole.

The term “Restricted Subsidiary” means any Subsidiary:

•	substantially all the property of which is located within the continental United States; and

•	which owns any Principal Property;

provided, however, that the term “Restricted Subsidiary” shall not include any Subsidiary which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing our operations outside the continental United States.

The term “Subsidiary” means any corporation more than 50% of the outstanding stock of which that ordinarily has voting power for the election of directors is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

The Trustee

We and certain of our affiliates maintain banking and borrowing relations with The Bank of New York.

PLAN OF DISTRIBUTION

Methods of Distribution

We may sell the debt securities in any of three ways:

•	through underwriters or dealers;

•	through agents; or

•	directly to investors.

The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of the debt securities of such series, including

•	the name or names of any underwriters or agents involved in the offer and sale (only the underwriters or agents as are named in the applicable prospectus supplement are underwriters or agents in connection with the debt securities being offered);

•	the purchase price, the proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	the place and time of delivery of the debt securities; and

•	any securities exchanges on which the debt securities may be listed and any restrictions on the sale and delivery of such debt securities in bearer form, if applicable.

Compensation and Indemnification of Underwriters

In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Underwriters, dealers and agents that participate in the distribution of debt securities may be considered to be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any compensation that we pay to underwriters, dealers or agents in connection with an offering of debt securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be described in the prospectus supplement relating to the debt securities.

We may agree to indemnify the underwriters and agents which participate in the distribution of the debt securities against certain liabilities, including liabilities under the Securities Act of 1933. We also may agree to contribute to the payment of those liabilities and to reimburse them for certain expenses.

Underwriters, dealers or agents participating in the offer or sale of the debt securities, and their associates, may be customers of ours, or may engage in transactions with or perform services for us or one or more of our affiliates, in the ordinary course of business.

Delayed Delivery Arrangements

If stated in a prospectus supplement, we will authorize underwriters, dealers or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities from us under contracts providing for payment and delivery on a future date. These contracts, which in all cases must be approved by us, may be made with:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	other institutions.

The institution’s obligations under the contract will be subject to the condition that the purchase of the debt securities at the time of delivery is not prohibited under the laws of the jurisdiction to which the institution is subject. The underwriters and the other agents will not have any responsibility for the validity or performance of the contracts.

LEGAL OPINIONS

The validity of the debt securities will be passed upon for us by Gary P. Van Graafeiland, our General Counsel. Certain legal matters will be passed on for the underwriters and agents by Sidley Austin Brown & Wood LLP. Mr. Van Graafeiland owns shares of our common stock and has options to purchase additional shares of such stock.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated on their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP given upon the authority of said firm as experts in auditing and accounting.

Eastman Kodak Company

$500,000,000 7.25% Senior Notes due 2013

PROSPECTUS SUPPLEMENT

October 7, 2003

Citigroup

Lehman Brothers

BNP PARIBAS

Deutsche Bank Securities

HSBC

Morgan Stanley

Scotia Capital